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     [LETTERHEAD OF MITCHELL HUTCHINS ASSET MANAGEMENT INC. APPEARS HERE]

                                                                  Exhibit No. 12


                                                               MITCHELL HUTCHINS


                                 July 27, 1998


Mitchell Hutchins Institutional Series
1285 Avenue of the Americas
New York, New York  10019

Ladies and Gentlemen:

     We are writing in connection with the 100,000 Institutional shares of Mitchell Hutchins LIR Select Money Fund, which we have purchased from you at a price of $1.00 per share. This is to advise you that such shares were purchased for investment only with no present intention of selling such shares, and we do not now have any intention of selling such shares.

                                    Very truly yours,

                                    /s/ Dianne E. O'Donnell

                                    Dianne E. O'Donnell
                                    Senior Vice President